
THE GREATEST ADVENTURE ON EARTH
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3 YEARS » 3 CONTINENTS » $1 MILLION DOLLARS

Great Wall, China

Taj Mahal, India

The wonders of the world aren't so wonderful anymore

Chichen Itza, Mexico

Stonehenge, UK

Indian Himalayas

Peruvian Andes

Adventurers of all ages are moving on to new frontiers

Mongolian Steppe

Namib Desert





An 'Adventure Economy' has emerged to make it easy (and fun)










It's part of a larger movement called the 'Experience Economy'






> "[Since 2014], personal-consumption expenditures on experience-related services have grown more than 1.5X faster than overall personal-consumption spending and nearly 4X faster than expenditures on goods."

McKinsey&Company

Over the last 5 years, the experience economy has exploded

The Opportunity:

Experiential adventure travel for the masses.


Experience
Atlas Obscura
Expedia
airbnb
Experiences
PUT FOOT
RALLY
THE GREATEST ADVENTURE ON EARTH
Adventurous
Touristy
THE ADVENTURISTS
G Adventures
contiki
Youth

We have been a part of it for nearly a decade

        















PUT FOOT
* RALLY *

An 18-day, 4,000 mile adventure across the heart of Southern Africa.
It is the largest and longest-running social rally on the continent.*

*and the second largest on earth

$2,500,000

REVENUE TO DATE

2500+

PARTICIPANTS TO DATE

$750,000

RAISED FOR CHARITY

2016 - 2020: 50% Year-Over-Year Growth


As pioneers of the
experience economy,
we’re always asking,
“What’s next?”



THE PERFECT TRAVEL EVENT

10 Years in the making



A 3-year global scavenger hunt where participants search for clues, solve puzzles, and complete challenges that will reveal a route to the most amazing places on Earth, and ultimately to a hidden $1 million prize

3 YEARS



2021
2022
2023

3 PRIZES



$100,000
$250,000
$1,000,000



Eurasia

2

1

The
Americas   3

Africa

3 CONTINENTS

3 WAYS TO JOIN



Solo



Team



Pair



1 Year Trip: $1500 | 3 Year Trip: $3000 | 2-3 Weeks Travel Required Per Year



STEP 1

THE ADVENTURE BEGINS AT HOME

Participants solve cryptic puzzles to reveal their destination.



STEP 2

VISIT A NEW CONTINENT EACH YEAR

Participants complete immersive challenges to gather clues.



STEP 3

FIND THE HIDDEN $1 MILLION

Participants decipher their clues to locate the treasure.


YEAR 1 AFRICA
YEAR 2 EURASIA
3 YEARS OF ADVENTURE
YEAR 3 THE AMERICAS
Participants require only 2-3 weeks travel / year

3 WAYS TO GET INVOLVED







1 FLY SOLO

2 TAG TEAM

3 SQUAD UP

Entry fee is per person (regardless of team structure)

3 LIFE-CHANGING PRIZES

  

YEAR 1 PRIZE $100,000

YEAR 2 PRIZE $250,000

YEAR 3 PRIZE $1,000,000

Participants can opt in for 1 year, 2 years, or 3 years

3 IMPORTANT CAUSES

YEAR 1
Solar Energy
Project in
Africa

YEAR 3
Rainforest
Conservation Project
in South America







YEAR 2
Ocean Cleanup
Project in Asia

Causes are designed to offset <u>double</u> participants' carbon emissions



OUR PILOT

WAKATI
CHALLENGE

Teams of 3, using public transport only, race from Cape Town to Zanzibar, finding clues and solving puzzles to be the first to the $15,000 prize.

DEC 2017
PILOT COMPLETED

33 TEAMS
SOLD OUT IN 48HRS

11 DAYS
WINNING TEAM

Who Are The "Adventurers"?

AGE + IDENTITY



18-25
Students and GAP Years



25-39
Working Professionals



40-65
Bucket List Hunters



65+
The Second Chancers

Just want to have fun seeing the world
80%

Are going for the prize
10%







5%
Want a personal challenge

5%
Want to explore the unknown

Our targets are based on 10 years of adventure tourism insights, coupled with emerging market trends and consumer data

THEY HAVE

Engaged digital lives

Disposable income

Passion for adventure and travel

A desire to attend global cultural events

A love for the outdoors

THEY ARE

Easy going; don't mind getting down in the dirt

THEY ENJOY

Local and authentic travel experiences

AVERAGE SPEND

$3500 per year

How They'll Find Us

We've sold out every event we've produced over the last 10 years.
Our secret weapon is immersive and targeted storytelling.

BRANDED CONTENT
Social media
Website / App
E-newsletters


OWNED MEDIA
EARNED MEDIA
PAID MEDIA

ADVERTISING
Social media ads
Paid Influencers
Advertorials

SHARING
Public Relations
Brand Ambassadors
Media Events

Propel sharing & engagement with paid promotion

KEY CONTENT PIECES

Launch Video



Treasure Hunt Promo Campaign



Musician Partnership



Maps Partnership






Where They'll Find Us

INFLUENCERS:

Activate micro and macro influencers across key markets to drive awareness

WEBSITE:

Build an immersive content portal w/ countdown clock, score board, etc.




PUBLICATIONS:

Ink affiliate and editorial partnerships with key regional and int'l publications

SOCIAL & DIGITAL:

Utilize owned and rented channels to drive mass awareness through paid media

Go To Market Strategy

A three-pronged approach to acquiring adventurers and building brand







INFORMED

Leveraging 10 years of
customer data on our target

Total Addressable Market:
600M+

Customer Acquisition Cost:
$15 (Historic Average)

Attendees:
5,000+

ACTIVATED

Multi-channel approach with
proven executional partners

Digital:
Activate social, digital, and
display channels

PR:
Engaged top travel PR agency

Creative:
Multiple executional agencies
on retainer

INNOVATIVE

The Greatest Adventure on Earth
promotional campaign

What it is:
Regional scavenger hunts optimized
for awareness via earned media

How it Works:
Participants receive a box of clues
and complete challenges to locate
big ticket prizes (i.e. Tesla Model Y)

How Brands Get Involved

The Greatest Adventure on Earth is intentionally designed to maximize opportunities for partnerships and sponsorships, with multiple channels available to enable brands to make a meaningful mark.



Sponsorships
Product packages



Partnerships
Branded side missions



Meet Ups
Community activations



POTENTIAL PARTNERS



World Nomads



airbnb

Europcar



Atlas Obscura

Expansion Opportunities

City-Based Adventures



Ready Player One meets Color Run

Organize weekend hunts in cities around the world.

The Wander Collective



Indiana Jones meets Airbnb

Launch a subscription-based global accommodation service.

Entertainment Property



The Amazing Race meets Twitch

Document top personalities, challenges and locations.



THINK

Building a global travel platform through high growth verticals.

"The Amazing Race for the masses."

All Made Possible By A Cross-Functional Team Of Experienced Adventurers



Daryn Hillhouse

Global Live Event Producer (10 years)
Operations and Logistics (18 years)





FOUNDER, MOUNTAINSHAK ADVENTURES
Put Foot Rally, Wakati Challenge,
Urban Trials, The Hamba,

OPERATIONS + BUSINESS DEVELOPMENT MANAGER
Wrote and Won $1 Billion in
defense contracts.

LIEUTENANT, BRITISH ARMY
Tours: Bosnia, Kosovo,
Afghanistan



Shaan Coelho

Marketer and Operator (10 years)
Sailor, Mixed Martial Artist, Winemaker, Tour Guide



FOUNDER
International Consulting Firm
Driving Digital Growth &
Operational Excellence

VICE PRESIDENT
Spearheaded growth and operation
of Los Angeles and London Offices



DIGITAL PRODUCER
Digital Media Coach for
Bellator MMA

AVON
GLOBAL MARKET MANAGER
Managed 2 selling vehicles per quarter



Luke Kingma

Creative Director & World Builder (10 Years)
Published Author, Screenwriter, Cartoonist,
AirBnB Superhost, Rickshaw Runner



CONTENT DIRECTOR
Architected Seed University, an immersive
education platform for influencers

Futurism
HEAD OF CREATIVE
Built profitable creative franchises,
including Glimpse. Acquired by Singularity
University

GRAVITY
FOUNDING TEAM
Conceptualized, incubated, and launched
company. Raised $4.7M on Kickstarter


CREATIVE DIRECTOR
Led Hasbro, Spotify, and Warner
Bros. accounts. Launched West
Coast office.

This slide contains forward looking projections which cannot be guaranteed.

Participant Revenue Opportunities

Ticket Sales

2020 - Pre Event	1750 (3 Year) 500 (1 Year)	=$5.8125M
2021 - Year 1	1000 (3 Year)	=$3.3125M
2022 - Year 2	125 (3 Year) 250* (1 year)	=$812.5k
2022 - Year 3	125 (3 Year) 125* (1 year)	=$624k
	Total Ticket Revenue	=$10.562M

Ticket Pricing Per Person

3 Year Entry

0-500	$2.5k
501-1500	$3.0k
1501-2500	$3.25k
2501-3000	$3.5k

1 Year Entry

0-500	$1.5k

*Estimated 50% Churn Rate

Accommodation - Average 2 nights stay per location

Year 1:	5 locations x $30pn x(2) x 1000 pax	= $ 300K
Year 2:	10 locations x $30pn x(2) x 2000 pax	= $ 1.2M
Year 3:	15 locations x $30pn x(2) x 3000 pax	= $ 2.7M

Total Accommodation Revenue = $ 4.2M





Tickets:
$ 10.562M

+

Accommodation:
$ 4.2M

Total Revenue:
$14.762M

Commercial Revenue Opportunities

SPONSORSHIPS

Challenge Sponsors
Year 1: 5x Sponsors @ $100K / year or $ 20K / Quest
Year 2: 10x Sponsors @ $100K / year or $ 20K / Quest
Year 3: 15x Sponsors @ $100K / year or $ 20K / Quest

Goal: $3M over 3 years

Secret Missions
15x @ $200K (5 per continent over 3 years)

Goal: $3M over 3 years

PARTNERSHIPS

Tier 1 Partner
5x @ $500,000 / year
Example:
- Airbnb, Tesla, Bethesda / Epic / Activision

Goal: $7.50M over 3 years

Tier 2 Partner
10 Partners @ $ 200k / year
Example:
- Clothing: Patagonia
- Equipment: Cotopaxi / Columbia
- Other: Redbull / KIND Energy Bars

Goal: $6M over 3 years



Tickets:
$10.562M

+

Accommodation:
$4.20M

+

Commercial:
$19.50M

Total Potential Revenue:
$34.262M

Investment Opportunity



Launch Materials

Marketing

47%

31%

Distribution of funds

Operations

8%

14%

Team



Pre-Seed Round

ASK

$500,000
for
10% equity



THANK YOU

CONTACT INFO:

Daryn Hillhouse
Daryn@thegaoe.com

Shaan Coelho
Shaan@thegaoe.com

Luke Kingma
Luke@thegaoe.com